UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Zoom Telephonics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

98978K107

(CUSIP Number)

Colby Jordan

Orbit Group LLC

848 Elm Street, 2nd Floor

Manchester, NH 03101

(603) 998-8484

Richard F. Langan, Jr., Esq.

Nixon Peabody LLP

55 West 46th Street

New York, NY 10036-4120

(212) 940-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Jeremy P. Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Elizabeth Cash Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Orbit Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Hitchcock Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D CUSIP No. 98978K107
1	NAME OF REPORTING PERSONS Zulu Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,727,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,727,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,727,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule”) relates is the Common Stock, $0.01 par value (the “Common Stock”), of Zoom Telephonics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 99 High Street, Boston, Massachusetts 02110.

Item 2. Identity and Background.

(a) – (c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

1.	Jeremy P. Hitchcock
2.	Elizabeth Cash Hitchcock
3.	Orbit Group LLC (“Orbit”)
4.	Hitchcock Capital Partners, LLC (“HCP”)
5.	Zulu Holdings LLC (“Zulu”)

The principal office address or business address of each Reporting Person is 848 Elm Street, 2nd Floor, Manchester, NH 03101.

The principal occupation of (i) Jeremy P. Hitchcock is as a private investor and in such capacity, serves as a co-manager of Orbit, and (ii) Elizabeth Cash Hitchcock is as a private investor and in such capacity, serves as a co-manager of Orbit.

The principal business of: (i) Orbit is private investment and to serve as the manager of affiliated entities including HCP and Zulu; (ii) HCP is to serve as the sole owner of Zulu; and (iii) Zulu is investment in the Issuer.

(d)-(e) None of the Reporting Persons, during the last five years, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Jeremy P. Hitchcock and Ms. Elizabeth Cash Hitchcock are both U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration

The 3,727,273 shares of Common Stock were purchased by and are directly held by Zulu. The funds used to purchase the Common Stock came from the working capital of Zulu.

Item 4. Purpose of Transaction

Zulu acquired the shares of Common Stock as part of a strategic investment in the Issuer. On May 3, 2019, the Issuer entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) in a private placement (the “Private Placement”) pursuant to which the Issuer sold an aggregate of 4,545,455 shares of Common Stock at a purchase price of $1.10 per share. The gross proceeds to the Issuer at the closing of the Private Placement are approximately $5.0 million.

Pursuant to the terms of the Purchase Agreement, the Investors agreed to certain lock-up restrictions on their ability to dispose of the Common Stock purchased in the Private Placement for 30 months following the closing date (the “Lock Up Period”), subject to certain exceptions. Pursuant to the terms of the Purchase Agreement, the Issuer is required to file a registration statement with the Securities and Exchange Commission within thirty (30) days of the closing of the Private Placement to register for resale the shares of Common Stock sold in the Private Placement. Pursuant to the terms of the Purchase Agreement, during the Lock Up Period, if the Issuer proposes to issue Common Stock or common stock equivalents for cash consideration of $500,000 or greater, in one or more transactions, with the primary purpose of raising capital (each, a “Subsequent Financing”), Zulu shall have the right to participate in each such Subsequent Financing in an amount necessary to maintain Zulu’s pro-rata ownership of the Issuer (calculated on a fully-diluted basis) on the same terms, conditions and price provided for in such Subsequent Financing.

The Issuer is required under the Purchase Agreement to appoint Mr. Jeremy P. Hitchcock and one individual designated by Zulu in the offering and approved by the Issuer’s Board of Directors (the “Board”), and to appoint replacements in the event of the designated directors’ resignation. The board designation rights will terminate upon Zulu ceasing to own at least 8% of the Issuer’s Common Stock on a fully diluted basis. Effective upon the closing of the Private Placement, the Board approved an increase in the size of the Board from five to seven members and appointed Mr. Jeremy P. Hitchcock and Mr. Jonathan Seelig to the Board to fill the resulting vacancies.

Except as set forth in this Schedule, Zulu has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D. Zulu and the Reporting Persons may evaluate on a continuing basis Zulu’s investment in the Issuer and expect that they may from time to time, subject to the terms of the Purchase Agreement, acquire or dispose of shares of Common Stock or other securities of the Issuer. Zulu may, subject to the terms of the Purchase Agreement, purchase or sell shares of Common Stock in the future, either on the open market or in private transactions, in each case, depending on a number of factors, including general market and economic conditions and other available investment opportunities. Depending on market conditions, general economic and industry conditions, the Issuer’s business and financial condition and/or other relevant factors, Zulu may, subject to the terms of the Purchase Agreement, develop other plans or intentions in the future relating to one or more of the actions described in Item 4(a) through (j) of Schedule 13D.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2019, and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)-(e) Zulu has direct beneficial ownership of 3,727,273 shares of Common Stock and is a wholly-owned subsidiary of HCP. Orbit is the manager of both Zulu and HCP. Mr. Jeremy P. Hitchcock and Ms. Elizabeth Cash Hitchcock are both co-managers of Orbit.

The aggregate percentage of Common Stock reported owned by each Reporting Person named herein is based upon 16,154,681 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2019.

HCP may be deemed the beneficial owner of the Common Stock as an indirect holder through its ownership of Zulu. As the manager of Zulu, Orbit may be deemed the beneficial owner of the Common Stock held by Zulu. As the co-managers of Orbit and HCP, each of Mr. Jeremy P. Hitchcock and Ms. Elizabeth Cash Hitchcock may be deemed the beneficial owner of the Common Stock held by Zulu.

The reporting of the Common Stock as beneficially owned by each of the Reporting Persons (other than Zulu) shall not be construed as an admission that such Reporting Person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise.

Except as set forth herein, none of the Reporting Persons beneficially own any Common Stock as of May 13, 2019.

Except as set forth herein, none of the Reporting Persons has engaged in any transaction involving any Common Shares during the 60-day period ended May 13, 2019.

Except as set forth herein, none of the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock that may be beneficially owned by Zulu.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated May 13, 2019.

Exhibit 99.2	Stock Purchase Agreement, dated as of May 3, 2019, by and between Zoom Telephonics, Inc. and the Investors identified therein (incorporated herein by reference to Exhibit 10.1 to Zoom Telephonics, Inc.’s Current Report on Form 8-K filed on May 6, 2019).

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 13, 2019	/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock
Elizabeth Cash Hitchcock

Orbit Group LLC

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Hitchcock Capital Partners, LLC
	By:	Orbit Group LLC, its Manager

		By:	/s/ Jeremy P. Hitchcock
		Name:	Jeremy P. Hitchcock
		Title:	Manager

Zulu Holdings LLC
	By:	Orbit Group LLC, its Manager

		By:	/s/ Jeremy P. Hitchcock
		Name:	Jeremy P. Hitchcock
		Title:	Manager